February 21, 2025

Todd Johnson
Principal Executive Officer
ProShares Trust II
7272 Wisconsin Avenue
21st Floor
Bethesda, MD 20814

       Re: ProShares Trust II
           Registration Statement on Form S-3
           Filed February 13, 2025
           File No. 333-284923
Dear Todd Johnson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Stanton at 202-551-2197 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Erin Martin